1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com

Quentin Faust 214.659.4589 Phone 214.659.4828 Fax quentinfaust@andrewskurth.com

September 28, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Stirling Acquisition Corporation Form S-1/A4 Filed September 28, 2007 File No. 333-142921

Ladies and Gentlemen:

On behalf of Stirling Acquisition Corporation (the “Company”), we are writing in response to your letter dated September 24, 2007, addressed to Sally A. Fonner, the Chief Executive Officer of the Company, pursuant to which you provided the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s above-referenced Registration Statement on Form S-1/A. In response to the Staff’s comments, we are electronically transmitting herewith Amendment No. 4 to the above referenced Registration Statement (“Amendment No. 4”) solely for the purpose of submitting a new Exhibit 5.1 revised in response to the Staff’s comments. For the ease of the Staff’s further review, we have also forwarded today, by way of overnight delivery to the attention of Ms. Susann Reilly, five (5) marked copies of Exhibit 5.1 filed with this Amendment No. 4 showing changes from the Exhibit 5.1 filed with Amendment No. 3 to the Registration Statement.

Set forth below are each of our responses to the Staff’s comments. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 4. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

U.S. Securities and Exchange Commission
September 28, 2007

1.	COMMENT:

Please reference the following statement from the legality opinion:

“This opinion is given only with respect to laws and regulations presently in effect. We assume no obligation to advise you of any changes in law or regulation which may hereafter occur, whether the same are retroactively or prospectively applied, or to update or supplement this letter in any fashion to reflect any facts or circumstances which hereafter come to our attention.”

Either remove the statement or add to the opinion a statement that you will file a newly signed legality opinion as an exhibit to each amendment to the registration statement including, but not necessarily limited to, the final prospectus you will deliver to each donee when conducting the reconfirmation offering.

RESPONSE:

In response to the Staff’s comment, we have revised our legality opinion to the Company, which is included as Exhibit 5.1 to Amendment No. 4, to omit the statements indicated by the Staff’s comment.

2.	COMMENT:

Please reference assumption (c) in the fourth paragraph of the opinion. Provide the basis for including the term “duly issued,” and discuss whether this affects what you are opining upon.

RESPONSE:

In response to the Staff’s comment, we have revised our legality opinion to the Company, which is included as Exhibit 5.1 to Amendment No. 4, to omit the term “duly issued” from assumption (c) as we have determined that such term is not required for us to issue our opinion as to the legality of the shares.

*****

We hope that Amendment No. 4 and the responses set forth herein will resolve the remaining open issues and Stirling will be permitted to file an acceleration request in due course. We note the Staff’s further instructions and observations with respect to acceleration and acknowledge the Staff’s concerns with respect to notification and timing.

U.S. Securities and Exchange Commission
September 28, 2007

Please do not hesitate to contact me at (214) 659-4589 if we can be of any further assistance in reviewing the above responses.

Very truly yours,

/s/ QUENTIN FAUST

Quentin Faust
Partner, Andrews Kurth LLP

cc:	Mr. John L. Petersen, Esq.
Mr. Mark R. Dolan, Esq.
Ms. Rachel A. Fefer, Esq.
Ms. Sally A. Fonner